PILLSBURY WINTHROP SHAW PITTMAN LLP

1540 Broadway New York, NY 10036-4039	Tel 212.858.1000 Fax 212.858.1500 www.pillsburylaw.com

By EDGAR and Hand Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Mail Stop 3561
Attn: John Reynolds, Assistant Director

May 8, 2006

  RE:
  Restaurant Acquisition Partners, Inc.
  Amendment No. 2 to Registration Statement on
  Form S-1 File No. 333-129316

Dear Mr. Reynolds:

        Restaurant Acquisition Partners, Inc., a Delaware corporation (the "Company"), is filing today by EDGAR Amendment No. 2 ("Amendment No. 2") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), including the exhibits indicated therein. We are providing to you for the Staff's reference four copies of Amendment No. 2 and the exhibits filed therewith, 3 copies of which have been marked to show the changes from the Registration Statement as filed by EDGAR on March 17, 2006.

        On behalf of the Company, this letter responds to the comments of the Division of Corporation Finance of the Securities and Exchange Commission concerning the Registration Statement, as set forth in the letter dated April 13, 2006 (the "Comment Letter") addressed to Christopher Thomas of the Company. For convenience, we have repeated your comments and we have provided the response of the Company in bold.

General Comments

1.
We note that you propose to conduct a private offering simultaneously with the consummation of this offering. In a letter dated March 23, 1984 between John Huber and Michael Bradfield (Bankers Trust letter) the Division took the position that the mere filing of a registration statement was the equivalent to a general solicitation and that, as a result, any securities law exemption for the private placement was potentially not valid. This, in turn, would entitle the purchasers to certain statutory and contractual rights, including rescission. Please provide an analysis of this issue with respect to your offering including its effect on the protections offered by the trust account. If warranted, please add a risk factor. We may have further comments.

  We note that the private placement has been modified to consist solely of the sale of warrants. The sale of the insider warrants will be consummated simultaneously with the consummation of the Company's initial public offering ("IPO") pursuant to the exemption from registration contained in Section 4(2) of the Securities Act. The purchasers of the insider warrants have entered into binding subscription agreements with the Company in which such purchasers have irrevocably agreed to purchase the insider warrants subject to one remaining condition: the SEC declaring the Registration Statement effective. In the Black Box Inc. SEC No-Action Letter (June 26, 1990), the Staff indicated that a private offering would be deemed completed and not be integrated with a public offering if commitments are in place from all investors subject only to conditions outside their control so that there is no further investment decision. The SEC indicated that examples of acceptable conditions include the filing or effectiveness of a resale registration statement or receipt of regulatory approvals. As stated above, the purchasers of the insider warrants have completed their investment decision. The only remaining condition to the purchase of such securities is the effectiveness of the Registration Statement.

  In addition, the Company notes that the only participants in the private offering are the three founders/stockholders/directors/officers of the issuer, all of whom are accredited investors, all of whom signed the registration statement and none of whom came to learn of the Company or the offering through the S-1 filing.

  Accordingly, the Company respectfully believes that the Section 4(2) private offering exemption is available for the offer and sale of the insider warrants. As a result, and given that the sole participants in the private offering are the members of management who are the sole control persons of the issuer at the time of the offering, the Company believes there is no practical risk that a court would grant rescission remedies to any of the participants in the private offering, or that participants would seek such remedies.

2.
We note you have added the insider units, common stock and warrants as part of the insider units and underlying common stock to the fee table on the facing page. We also note your statement on the cover page that "the units to be sold to these initial stockholders have been registered for resale under the registration statement of which this prospectus forms a part...." We finally note your statement that our initial stockholders have committed to purchase the insider units (for an aggregated purchase price of $960,000) from us. These purchases will take place on a private placement basis simultaneously with he consummation of this offering." Your disclosure indicates that you contemplate registering the insider units for resale. Your disclosure suggests that you did not complete the private placement of the insider units prior to filing your registration statement. To rely on a private investment public equity analysis, the private offering must be completed prior to filing the resale registration statement so that Rule 152 is available. It appears the company may not register the 160,000 units for resale. Please revise to remove the insider units from the company's registration statement and make appropriate revisions throughout the registration statement.

  The insider units have been removed from the facing page of the registration statement and corresponding changes have been made throughout the registration statement.

3.
We note that the purchasers of the 160,000 insider units entered into subscription agreements with the company to purchase the insider units. Supplementally provide us with copies of the individually dated and executed binding subscription agreements for the 160,000 insider units. We may have further comment.

  The Company is furnishing the requested material supplementally concurrently with this filing.

4.
We note you indicate on the cover page that the 160,000 units will be sold to initial stockholders. We also note your statement in the Principal Stockholders section that "Our initial stockholders have committed to purchase the insider units (for an aggregate purchase price of $960,000) from us." Finally, we note your statement in The Offering section that the units "will be sold to our initial stockholders and their affiliates... the warrants underlying such units may be exercisable on a cashless basis so long as such warrants are held by our initial stockholders or their affiliates." (emphasis added) Revise to clarify who will purchase the 160,000 units. We may have further comment.

  The purchasers of the insider warrants consist solely of the three existing stockholders of the Company who executed the subscription agreements noted above. As a result, except as provided in the following sentence, the Company has removed all references to "their affiliates" throughout the Registration Statement in the context of sales of the insider warrants. Any affiliate of the existing stockholders who acquires the insider warrants from the existing stockholders will have the benefit of the cashless exercise feature.

5.
We note the following language from Article Fifth of your Amended and Restated Certificate of Incorporation: "The following provisions (A) through (D) shall apply during the period commencing upon the filing of this Certificate of Incorporation and terminating upon the consummation of an initial Business Combination, and may not be amended prior to the consummation of any Business Combination." Please provide us with a legal analysis as to whether or not an amendment to this provision would be valid under applicable state law. Additionally, please revise the prospectus to disclose this provision and explain the impact or potential impact of this provision on investors in the offering. For example, disclose: (i) whether the provision can be amended; and if so, the legal basis for such amendment; and (ii) whether the company views the business combination procedures as stated in the provision and the prospectus as obligations to investors that the company will not propose to amend, or alternatively, if the company reserves the right to amend this provision and change the procedures, disclose the extent of that authority and the circumstances under which changes would or may be proposed. Please note that your disclosure should also address whether the disclosures in the prospectus are terms of the security being offered under the federal securities laws.

  In order to further the intention that the referenced provision not be amended without the approval of all holders, the Company has amended the Certificate of Incorporation to provide that the referenced provision can only be amended by the vote or consent of holders of 100% of the outstanding Common Stock. The Second Amended and Restated Certificate of Incorporation has been filed as an exhibit to this filing. Accordingly, the Company submits that the requested disclosures are no longer appropriate.

6.
We note the disclosure throughout the prospectus that the company will proceed with the business combination only if two conditions are met which include public stockholders owning less than 20% of the shares in this offering both voting against the business combination and exercise their conversion rights. Please explain whether in the company's view the 20% threshold could be lowered by the company after the offering is effective and prior to the vote regarding the initial business combination. We may have further comment.

  In light of the Amendment referenced in response comment 5 above, the Company could not lower the 20% threshold without the approval of holders of 100% of the outstanding Common Stock.

7.
In reviewing your filing the staff was unable to locate a copy of your response letter on EDGAR. Please advise us whether the company has filed its response letter as EDGAR correspondence. If the company has deliberately chosen not to file its response, please state the reasons for so doing. If the company's act was inadvertent, please file a copy of your response letter as EDGAR correspondence.

  The Company has filed the response letter as EDGAR correspondence.

8.
We note your substantial response to our prior comment 2. We believe that this management analysis is useful to investors in determining whether to invest. Based on our review it does not appear that this entire discussion can be found in your existing disclosures. Please revise your document to include more of the details contained in your response or advise us why no revision is necessary.

  The Company has added the requested additional discussion items under "Proposed Business—Acquisition" on page 40.

Calculation of Registration Fee

9.
We note that you seek to register the sale of the units being sold to insiders. In the title column of your tabular presentation you state that you are registering the common stock underlying the insider warrants "to the extent such Warrants are subsequently transferred prior to exercise". Please advise us of the meaning of this statement. In addition, please clarify your disclosure in the registration statement concerning the registration of the insider units. If the units are being registered for resale please provide the disclosures contemplated by Item 507 of Regulation S-K.

  As requested above in comment 2, the Company has removed the insider warrants from the Registration Statement.

Prospectus Summary, page 2

10.
Please clarify the addition to the second sentence of the first paragraph. The addition starts "or that acquire insider units..."

  The referenced clause has been deleted.

11.
In light of the Rule 415 undertakings in Part II of the registration statement, please remove or revise the statement "[y]ou should not assume that the information in this prospectus is accurate as of any date other than the date on the front cover of this prospectus."

  The Company has made the suggested revision.

12.
Please clarify whether your definition of net assets on page 2 also includes the $420,000 in deferred underwriter's compensation.

  The Company has made the suggested revision.

13.
On page 5 you indicate that the outstanding warrants may be redeemed "in whole and not in part" however, Exhibit 4.3 indicates that the warrant may be redeemed in whole or in part. Please revise your document accordingly, or advise us why no revision is necessary.

  Exhibit 4.3 has been revised to reflect that the warrant may be redeemed in whole and not in part.

14.
We note your definition that "public stockholder... refers to those persons (other than our initial stockholders) that purchase the securities offered by this prospectus." We also note your statement that "we will dissolve and promptly distribute only to our public stockholders the amount in our trust account...." Finally we note your statement that "all of our officers and directors own stock in our company, but have waived their right to receive distributions (other than with respect to units they purchase in this offering or common stock they purchase in the aftermarket) upon our liquidation prior to a business combination." Please revise to reconcile your statements regarding the distributions to be made upon liquidation.

  The Company has reconciled the statements to clarify that the initial stockholders will receive distributions from the trust account solely in respect of units purchased in the offering or of common stock they purchase in the aftermarket.

Summary Financial Data, page 9

15.
Please revise the fifth paragraph to indicate the aggregate dollar amount converted if 19.99% of the 4,000,000 shares are converted under the conversion rights.

  The Company has made the requested revision.

Risk Factors, page 10

16.
We note your response to comment 22. We continue to believe that the comment is appropriate. It appears that risk factors 17, 26, 27, 35, 36, and 38 are generic risks and should be revised, deleted or moved to another section of the prospectus as appropriate.

  The Company has moved the above-referenced risk factors to the "MD&A" and "Business" sections of the prospectus.

Principal Stockholders, page 55

17.
Revise to indicate the number of warrants included in the insider warrants for John Creed.

  The Company has made the requested revision.

Description of Securities, page 59

18.
On page 59 and elsewhere you seem to have left open spaces to insert additional founders. Please advise us whether this was intentional and, if not, revise to remove.

  The Company has removed the open spaces; the only founders are Messrs. Thomas, Culp and Creed.

19.
We note your statement that the underwriter may waive the provision prohibiting the company from issuing preferred stock that participates in the proceeds of the trust account. Advise us why the possible waiver of the prohibition should not be addressed in the risk factor section.

  The Company has added a risk factor to this effect.

20.
On page 62 you indicate that the insider units are being registered for sale but that "the purchasers have agreed that the units and underlying securities will not be sold... until we have completed a business combination" Please clarify the parties to this agreement, and state whether this provision may be waived.

  The Company has deleted the reference to the resale registration and made the requested revision.

Underwriting, page 65

21.
Please advise us whether the NASD has determined that the underwriter's purchase option is compensation for purposes of determining the reasonableness of underwriting compensation pursuant to Rule 2710(c)(3) of the NASD Conduct Rules. If so, please disclose this fact.

  The NASD has determined that the purchase option constitutes compensation. The Company has added a statement to this effect in the Underwriting section of the registration statement.

Financial Statements

Note F—Commitments, page F-9

22.
Please refer to prior comment 40. Since the registrant will initially have proceeds of approximately $25 million with which to acquire a target in the restaurant industry, please explain why you believe the volatility of established public restaurant companies with market capitalizations in excess of one billion dollars provides a good estimate of your expected volatility. Also, tell us how you calculated the estimate of 27% and whether it is based on the daily historical closing values of the basket of companies for the period of time equal in length to the term of the option though the balance sheet date or other date.

  The Company believes that the restaurant companies referenced provide the best estimate of its expected volatility, in light of a dearth of other available industry comparables of like size. In particular, the Company was looking for a mix of companies with both a meaningful trading history and diversity—high growth, mature operations, companies combining small high growth divisions with larger more mature divisions, companies operating across different industry segments (fast food, casual and quick casual), geographic dispersion of the companies.

  The Company has amended its volatility calculation from the average of the 360 day volatility of the four companies in the basket (from Bloomberg) to the average of the four companies' five year daily volatility as per FAS123(R) paragraph A22. The amended volatility amounted to 36.2% and our disclosures have been amended to include the revised calculation based on the revised volatility. The Company used the volatility for the five years preceding October 26, 2005, the date of the first calculation and a date near its original balance sheet date.

Founding Stockholders, page F-9

23.
Please refer to prior comment 69. Expand Note G to document that the agreement described has not been finalized or executed by the parties and will not be until the time of effectiveness. If this expanded footnote is still provided on an unaudited basis, please explain your basis for doing so.

  The Company has made the suggested revision.

Part II

24.
We note that you have deleted your section addressing the indemnification of your officers and directors. Please revise as appropriate.

  The Company has made the suggested revision.

Recent Sales of Unregistered Securities

25.
We note that you have added disclosure indicating that Mr. Creed transferred shares of his common stock in reliance on the Section 4(1) exemption to the Securities Act. Please provide additional information concerning this transaction, including, the name of the purchaser, the number of shares purchased, and an analysis of the facts relied on in determining that the exemption was available. We may have further comment.

  Mr. Creed did not, in fact, transfer any shares of his common stock, and the disclosure has been deleted.

Exhibits

Exhibit 5.1

26.
In reviewing your legality opinion, included as Exhibit 5.1, we note that you have assumed that the Warrant Agreement between the Company and Warrant Agent is a legal and binding obligation to the warrant agent. In addition, it appears that you are assuming that "the Board has taken all necessary corporate action to approve the issuance." Please note that the staff views the foregoing as essentially assuming that the securities are "legally issued" and, therefore, overly broad. Please revise your legality opinion accordingly.

  The legality opinion has been revised as requested.

27.
Please include a signature line in your legality opinion indicating that the Firm has signed off on the opinion. Also revise your legality opinion to identify the person and their capacity in which they executed the legality opinion.

  The legality opinion has been revised to include a signature line. In light of Firm policy on execution of legal opinions, which prescribes that opinions are to be executed solely in the name of our Firm, we respectfully request that the other request be withdrawn.

28.
Please revise your legality opinion to indicate that the opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware constitution and all reported judicial decisions interpreting those laws.

  The legality opinion has been revised as requested.

Undertakings

29.
Please revise to provide the exact required undertakings set forth in Item 512(a) of Regulation S-K.

  The undertakings have been revised as requested.

        You may contact the undersigned at (212) 858-1143 or Jessica Habib of this office at (212) 858-1480 if you have questions regarding the foregoing responses.

        The Company and the underwriters hope to print "red herrings" by the week of May 15. In light of their responsiveness to the Staff's comments, they respectfully request the Staff's cooperation in attempting to promptly resolve any remaining comments, with a view to achieving their schedule.

                      Sincerely,

                      /s/ Ronald A. Fleming, Jr.

cc:
Jay Williamson, Securities and Exchange Commission
Maureen Bauer, Securities and Exchange Commission
Christopher R. Thomas, Restaurant Acquisition Partners
Morris C. Brown, Esq., Greenberg Traurig, P.A.
Jessica Habib, Esq.